February 13, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:
Russell Mancuso

Branch Chief

Re:
SANUWAVE Health, Inc.

Registration Statement on Form S-1

Filed September 23, 2016

File No. 333-213774

Dear Mr. Mancuso:

Reference is made to the acceleration request (the “Acceleration Request”) submitted on February 13, 2018, by SANUWAVE Health, Inc. (the “Company”) pursuant to Rule 461, with respect to the above-referenced Registration Statement (the “Registration Statement”), which requested that the effective date of the Registration Statement be accelerated so that it would become effective at 5:30pm Eastern Time on February 14, 2018.

The Company hereby withdraws the Acceleration Request.

Very truly yours,

SANUWAVE Health, Inc.

By: /s/ Kevin A. Richardson, II
Kevin A. Richardson, II
Acting Chief Executive Officer

cc:
Timothy Buchmiller
Securities and Exchange Commission

John C. Ethridge, Jr., Esq.
Smith, Gambrell & Russell, LLP

3360 Martin Farm Road * Suite 100 * Suwanee, GA 30024 USA